Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of September 30, 2025 and December 31, 2024 and results of operations for the three and nine months ended September 30, 2025 and 2024. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of September 30, 2025, included elsewhere in this report, and our Annual Report for the year ended December 31, 2024 on Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”). Non-IFRS Accounting Standards measures used in this MD&A are reconciled to or calculated from the most comparable IFRS Accounting Standards measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS Accounting Standards financial measures is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS Accounting Standards financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS Accounting Standards financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included within this MD&A on page 21. We also caution readers that this MD&A may contain forward-looking statements, see page 29 for our “Statement Regarding Forward-Looking Statements.”

This MD&A includes financial data for the three and nine months ended September 30, 2025 and includes material information up to November 14, 2025.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole direct investment is a 36% managing general partnership units interest in Brookfield Property L.P. (the “Operating Partnership”) which provides us with the power to direct the relevant activities of the Operating Partnership.

Our capital structure is comprised of five classes of partnership units: General partnership units (“GP Units”), limited partnership units (“LP Units”), Redeemable/Exchangeable Partnership units (“REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”) and FV LTIP units of the Operating Partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”). Holders of the GP Units, LP Units, REUs, Special LP Units and FV LTIP Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units and REUs have the same economic attributes in all respects, except that the holders of REUs have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Corporation (“BN” or the “Corporation”), as the holder of the REUs exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, the Corporation, as holder of REUs, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the REUs as a component of non-controlling interests.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. As of September 30, 2025, the partnership is organized into four reportable segments: i) Office, ii) Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the chief operating decision maker (“CODM”).

This MD&A includes financial data for the period ended September 30, 2025 and includes material information up to the date of this Form 6-K. Financial data has been prepared using accounting policies in accordance with IFRS Accounting Standards. Non-IFRS Accounting Standards measures used in this MD&A are reconciled to such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥” and “CNH”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”), Japanese Yen (“¥”), New Zealand Dollar (“NZ$”), Singapore Dollar (“S$”) and Danish Krone (“DKK”) are identified where applicable.

We present certain financial information on a proportionate basis. Financial information presented on a proportionate basis provides further information on the financial performance and position of the partnership as a whole, including certain investments which are accounted for under the equity method. We believe that proportionate financial information assists readers in determining the partnership’s economic interests in its consolidated and unconsolidated investments. The proportionate financial information reflects the financial position and performance of the partnership’s economic ownership of each investment that the partnership does not wholly own.

This proportionate information is not, and is not intended to be, a presentation in accordance with IFRS Accounting Standards. Other companies may calculate their proportionate financial information differently than us, limiting its usefulness as a comparative measure. As a result of these limitations, the proportionate information should not be considered in isolation or as a substitute for the partnership’s financial statements as reported under IFRS Accounting Standards.

Additional information is available on our website at bpy.brookfield.com, or on www.sedarplus.ca or www.sec.gov.

OVERVIEW OF OUR BUSINESS
    We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate.

Office
Our diversified Office portfolio consists of 68 million leasable square feet across 111 office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. Represented within this portfolio are irreplaceable premier properties in global gateway cities that we expect to hold a stake in over the long-term (“Super Core”), including 16 office and ancillary mixed-use complexes in cities such as New York and London. Also, within this portfolio are premier, centrally located assets (“Core Plus”) and assets we are repositioning to enhance value (“Value Add”) that we expect to monetize over the shorter term.

Retail
Our Retail portfolio consists of 99 million leasable square feet across 96 best-in-class malls and urban retail properties across the United States. Similar to our Office portfolio, within our Retail portfolio are 18 Super Core irreplaceable retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return over the long-term. Also represented within this portfolio are Core Plus premier, centrally located retail assets and Value Add retail assets in secondary markets that we expect to monetize over the shorter term.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or a portfolio of assets, or the exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.

The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

▪A 31% interest in Brookfield Strategic Real Estate Partners (“BSREP”) I, which is in its 14th year since initial closing and has realized its remaining investments.

▪A 26% interest in BSREP II, which is in its 11th year since initial closing, which is fully invested and is executing realizations.

▪A 9% interest in BSREP III, which is in its 8th year since initial closing.

▪A 10% interest in BSREP IV, which is in its 5th year since initial closing.

▪An interest in opportunistic investments held by a new opportunistic fund that are financed by the fund’s subscription secured credit facility, pending its final close.

•A blended 30% interest in two value-add multifamily funds projecting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 33% interest in a series of real estate debt funds which seek to invest in commercial real estate debt secured by properties in strategic locations.

There have been no material changes to our investment strategy since December 31, 2024. For a more detailed description of our investment strategy, please refer to the section titled Item 4.B. “Business Overview” in our December 31, 2024 Annual Report on Form 20-F.

PERFORMANCE MEASURES
We consider the following items to be important drivers of our current and anticipated financial performance:
•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:
•debt capital at a cost and on terms accretive to our goals;
•preferred equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on non-IFRS Accounting Standards measures including net operating income (“NOI”), funds from operations (“FFO”), and equity attributable to Unitholders. We define these non-IFRS Accounting Standards measures on page 20.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of September 30, 2025 and December 31, 2024 and for the three and nine months ended September 30, 2025 and 2024. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 11.

    The following acquisitions and dispositions affected our consolidated results for the three and nine months ended September 30, 2025 and 2024.

Q3 2025
•We acquired a portfolio of hostel assets across Europe in an opportunistic real estate fund (“European Hostels”) for total consideration of €329 million ($376 million).
•We sold thirteen hotels in the U.S. in the BSREP II fund for approximately $119 million.
•We sold a logistics asset in Spain in an opportunistic real estate fund for approximately €164 million ($188 million).
•We sold two malls in the U.S. in the BSREP II fund for approximately $123 million.
•We acquired a portfolio of three life sciences assets in Singapore in an opportunistic real estate fund for approximately S$523 million ($405 million).
•We sold an office asset in India in the BSREP II fund for approximately Rs37,788 million ($427 million).
•We acquired a portfolio of 23 storage assets in Canada in an opportunistic real estate fund for total consideration of C$334 million ($240 million).
•We repaid C$500 million of five-year notes, which carried an interest rate of 3.93%. Concurrently, we also paid approximately C$10 million of accrued interest thereon.

Q2 2025
•We disposed of five consolidated office and retail assets in the U.S. and the U.K. for approximately $506 million.
•We sold partial interests, without loss of control, in certain consolidated assets for total proceeds of approximately $500 million. We used the proceeds from this disposition to repay debt.

Q1 2025
•We sold an office asset in Australia for approximately A$441 million ($276 million).
•We acquired a portfolio of single-family rental homes in the U.S in an opportunistic real estate fund for approximately $920 million.
•We sold six logistics assets in Europe in an opportunistic real estate fund for approximately €453 million ($489 million).
•On March 18, 2025, we sold a partial interest in Brookfield India Real Estate Trust (“India REIT”) for net proceeds of $102 million, resulting in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method (“Deconsolidation of India REIT”).

Q4 2024
•We acquired two logistics portfolios across Europe in an opportunistic real estate fund for approximately €751 million ($791 million).
•We acquired a portfolio of nine multifamily assets in the U.S. in an opportunistic real estate fund for approximately $920 million.
•We acquired a portfolio of 14 student housing assets in the U.S. in an opportunistic real estate fund for approximately $874 million.
•We sold eight manufactured housing communities in the U.S. in the BSREP II fund for approximately $331 million.
•During the year ended December 31, 2024, we sold partial interests, without loss of control, in certain consolidated assets for net proceeds of approximately $843 million. We used the proceeds from this disposition to repay corporate and asset-level debt.
•On October 4, 2024, Brookfield Wealth Solutions Ltd. (“BWS”), completed its acquisition of our interests in BSREP IV. Following the conversion, our retained interest in the BSREP IV investments, does not provide us with control ("Deconsolidation of BSREP IV"). Refer to Note 31, Related Parties of our 2024 Annual Financial Statements for further information.

Q3 2024
•We acquired a portfolio of 129 logistics assets in the U.S. in one of our opportunistic real estate funds for approximately $1.3 billion.
•We sold 36 assets from the logistics portfolio in one of our opportunistic real estate funds for approximately $336 million.
•We sold a portfolio of 28 manufactured housing communities in the U.S. in the BSREP II fund for approximately $559 million.
•We sold a hospitality asset in South Korea in the BSREP II fund for approximately ₩415,711 million ($310 million).
•We sold an office and a multifamily asset in the U.S for approximately $276 million.
•We reclassified our LP interest in our BSREP IV investments to assets held for sale. Refer to Note 31, Related Parties of our 2024 Annual Financial Statements for further information.

Q2 2024
•We acquired a portfolio of 23 multifamily assets in the U.S. in one of our opportunistic real estate funds for $1.6 billion.

Q1 2024
•We acquired 75 multifamily assets out of foreclosure in the United States in one of our opportunistic real estate funds for $629 million.
•We acquired several logistics assets in the United States, the Netherlands, the United Kingdom and United Arab Emirates in one of our opportunistic real estate funds for $216 million.
•We acquired a student housing asset in the United States in one of our opportunistic real estate funds for $161 million.

For the purposes of the following comparison discussion between the three and nine months ended September 30, 2025 and 2024, the above transactions are referred to as the investment activities.

Operating Results

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Commercial property revenue	$1,133	$1,587	$3,540	$4,671
Hospitality revenue	449	691	1,196	1,968
Investment and other revenue	168	188	565	570
Total revenue	1,750	2,466	5,301	7,209
Direct commercial property expense	477	643	1,439	1,854
Direct hospitality expense	308	529	880	1,598
Investment and other expense	14	11	150	31
Interest expense	876	1,305	2,674	3,799
General and administrative expense	314	352	908	1,033
Total expenses	1,989	2,840	6,051	8,315
Fair value losses, net	(150)	(125)	(213)	(1,005)
Share of earnings from equity accounted investments	95	5	513	248
Loss before income taxes	(294)	(494)	(450)	(1,863)
Income tax expense	7	31	26	160
Net loss	$(301)	$(525)	$(476)	$(2,023)

Net loss for the three months ended September 30, 2025 was $301 million, compared to a net loss of $525 million for the same period in the prior year. This improvement over prior year was driven by lower interest expense of $429 million, of which $397 million was due to the Deconsolidation of BSREP IV and Deconsolidation of India REIT, as well as interest savings from the paydown of corporate debt and lower interest rates in the current year, partially offset by higher debt balances resulting from acquisition activity and asset-level financings. These changes were partially offset by disposition activity, primarily in LP Investments, since the prior year.

Net loss for the nine months ended September 30, 2025 was $476 million, compared to a net loss of $2,023 million for the same period in the prior year. The improvement over prior year was primarily driven by fair value gains in the current period due to updated cashflow assumptions and discount rate compression in our Retail and LP Investments segments, offset by fair value losses at select office and retail assets in the U.S. from updated market assumptions. We also recorded a reduction in interest expense of $1,125 million compared to the prior year, of which $1,135 million was attributed to the Deconsolidation of BSREP IV and Deconsolidation of India REIT, as well as paydowns of corporate and term debt and debt repayments from disposition activity in Office and Retail. These decreases were partially offset by higher interest expense associated with increased debt obligations from net acquisition activity in our LP Investments. We also saw an increase in earnings from equity accounted investments of $265 million, as these investments recorded valuation gains in the current year compared with valuation losses in the prior year. These increases were partially offset by disposition activity since the prior year.

Commercial property revenue and direct commercial property expense
For the three months ended September 30, 2025, commercial property revenue decreased by $454 million compared to the same period in the prior year. Prior to the impact of the Deconsolidation of BSREP IV and Deconsolidation of India REIT of $405 million, commercial property revenue decreased by $49 million, driven by disposition activity since the prior year.

For the three months ended September 30, 2025, direct commercial property expense decreased by $166 million compared to the prior year, primarily due to the Deconsolidation of BSREP IV and Deconsolidation of India REIT, which reduced expenses by $147 million, as well as a decrease of $19 million due to disposition activity since the prior year.

For the nine months ended September 30, 2025, commercial property revenue decreased by $1,131 million compared to the same period in the prior year. Prior to the impact of the Deconsolidation of BSREP IV and Deconsolidation of India REIT of $1,149 million, commercial property revenue increased by $18 million, primarily driven by net acquisition activity in our LP Investments, partially offset by property dispositions in our Office and Retail segments.

For the nine months ended September 30, 2025, direct commercial property expense decreased by $415 million compared to the prior year, primarily due to the Deconsolidation of BSREP IV and Deconsolidation of India REIT, which reduced expenses by $424 million, partially offset by $9 million of incremental expenses due to net acquisition activity discussed above.

Hospitality revenue and direct hospitality expense
For the three months ended September 30, 2025, hospitality revenue decreased by $242 million compared to the same period in the prior year. The decrease was primarily attributable to the Deconsolidation of BSREP IV, which resulted in a decrease of $273 million compared to the prior year. The decrease was partially offset by an increase of $31 million, primarily attributable to acquisition activity in our LP Investments and strong performance in the U.K. and Ireland due to higher occupancy and higher average daily rates compared to prior year. For the nine months ended September 30, 2025, hospitality revenue decreased by $772 million compared to the same period in the prior year. The decrease was primarily attributable to the Deconsolidation of BSREP IV, which resulted in a decrease of $755 million compared to the prior year, the remaining decrease of $17 million is due to net disposition activity in our LP Investments since the prior year.

Direct hospitality expense decreased to $308 million and $880 million for the three and nine months ended September 30, 2025, compared to $529 million and $1,598 million in the same period in the prior year, respectively. The variance was driven by the Deconsolidation of BSREP IV, which resulted in a decrease of $240 million and $696 million compared to the prior year, respectively, and disposition activity discussed above. These decreases were partially offset by higher operating costs due to higher room utilization.

Investment and other revenue, and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. For the three months ended September 30, 2025, investment and other revenue decreased by $20 million, primarily due to the Deconsolidation of BSREP IV and Deconsolidation of India REIT.

For the nine months ended September 30, 2025, investment and other revenue decreased by $5 million, primarily attributable to the Deconsolidation of BSREP IV and Deconsolidation of India REIT which resulted in a decrease of $75 million compared to the prior year and lower development fees compared to prior year. These decreases were partially offset by an increase from the sale of a multifamily develop-for-sale asset.

For the nine months ended September 30, 2025, investment and other expense increased by $119 million, primarily due to an increase of $111 million in our LP Investments segment from dispositions of multifamily develop-for-sale assets.

Interest expense
Interest expense decreased by $429 million for the three months ended September 30, 2025, compared to the same period in the prior year. Prior to the impact of Deconsolidation of BSREP IV and Deconsolidation of India REIT of $397 million, interest expense decreased by $32 million as a result of repayments of corporate debt, including those funded by proceeds from disposition activities and lower interest rates in the current year, partially offset by increases in debt balances from net acquisition activity in our LP Investments segment.

Interest expense decreased by $1,125 million for the nine months ended September 30, 2025, compared to the same period in the prior year. Prior to the impact of Deconsolidation of BSREP IV and Deconsolidation of India REIT of $1,135 million, interest expense increased by $10 million, resulting from increases in debt balances from net acquisition activity in our LP Investments segment partially offset by paydowns of corporate debt.

General and administrative expense
General and administrative expense decreased by $38 million and $125 million for the three and nine months ended September 30, 2025, respectively, as compared to the same periods in the prior year, mainly due to the Deconsolidation of BSREP IV and Deconsolidation of India REIT, which resulted in decreases of $53 million and $132 million, respectively, partially offset by net acquisition activity.

Fair value gains (losses), net
Fair value gains (losses), net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies.

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

We obtain external appraisals on a number of properties in the ordinary course to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the nine months ended September 30, 2025, we obtained 103 external appraisals of our properties in our Office segment representing a gross property value of $28 billion. These external appraisals were within 3% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS Accounting Standards values.

There have been no material changes to our valuation methodology since December 31, 2024. Refer to our 2024 Annual Report on Form 20-F for further detail on the valuation methodology of our investment properties and hospitality properties.

Fair value losses, net for our Office segment were $111 million and $332 million for the three and nine months ended September 30, 2025, respectively, due to fair value losses at select office assets in the U.S. from updated market assumptions and cash flow assumptions, partially offset by gains from leasing performance in the U.K. Fair value losses, net for our Office segment were $132 million and $477 million for the three and nine months ended September 30, 2024. These losses were driven by discount rate and capitalization rate expansion and updated leasing assumptions.

Fair value gains, net for our Retail segment for the three and nine months ended September 30, 2025 were $28 million and $42 million, respectively. The gains were supported by updated cash flow assumptions and improved leasing performance at certain Super Core retail centers, partially offset by losses from updated market assumptions at certain properties. For our Retail segment, the fair value gains, net for the three months ended September 30, 2024, were $6 million driven by updated cash flow assumptions at certain Super Core retail centers. The fair value losses for the nine months ended September 30, 2024 were $107 million, driven by losses stemming from updated cashflow and market assumptions at certain lower productivity properties, partially offset by gains from updated cash flow assumptions and leasing outperformance at certain Super Core retail centers,

Fair value losses, net for our LP Investments segment were $104 million for the three months ended September 30, 2025, primarily due to updated market assumptions and valuation metrics at select retail and office assets, partially offset by fair value gains from updated cashflow assumptions from positive leasing performance in our office portfolios in India and multifamily and logistics assets in the U.S. Fair value gains, net for our LP Investments segment were $45 million for the nine months ended September 30, 2025, primarily due to fair value gains attributable to updated cash flow assumptions and discount rate compression in our multifamily, manufactured housing and logistics portfolios in the U.S., as well as strong leasing activity in our office portfolios in India. In addition, we recognized a gain related to the Deconsolidation of India REIT during the year. These gains were partially offset by fair value losses due to updated market assumptions at select retail and office portfolios. Fair value gains, net for our LP Investments segment were $2 million for the three months ended September 30, 2024. The fair value gains were primarily driven by updated cash flow assumptions and strong office leasing activity in India. These gains were partially offset by fair value losses from updated leasing assumptions and updated valuation metrics at select retail and office assets. Fair value losses, net for our LP Investments segment were $402 million for the nine months ended September 30, 2024 from fair value losses at select retail, office and manufactured housing assets in the U.S. These losses were partially offset by fair value gains from updated cash flow assumptions and strong office leasing activity in India, as well as the positive impact of inflation on rental rates and capital spend in Brazil.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are a mixed-use district in London, a mixed-use complex and an office tower in New York, a shopping center in Honolulu, and two malls in Las Vegas.

During the twelve months ended December 31, 2024, we sold 49% of our interest in an office property in the United Arab Emirates for net proceeds of approximately $165 million. We also sold partial interests in certain assets accounted for under the equity method for net proceeds of approximately $964 million.

During the nine months ended September 30, 2025, we sold a partial interest in the India REIT for net proceeds of $102 million. Following the Deconsolidation of India REIT, our retained interest is now accounted for under the equity method. We also sold partial interests in certain assets accounted for under the equity method for net proceeds at the partnership’s share of approximately $231 million and our interest in two malls in Brazil for net proceeds of approximately $142 million

For the three and nine months ended September 30, 2025, our share of net earnings from equity accounted investments increased by $90 million and $265 million, respectively, compared to the prior year. The increase in current year earnings is primarily due to fair value gains from assets and investments accounted for under the equity method compared to fair value losses in the prior year from updated cashflows at certain Super Core retail centers and office assets, partially offset by disposition activity.

Income tax expense
The decrease in income tax expense for the three and nine months ended September 30, 2025 compared to the prior year is primarily due to tax expense uncorrelated with accounting income relating to sales of certain subsidiaries which occurred in the prior year.

Statement of Financial Position and Key Metrics

(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Investment properties
Commercial properties	$53,745	$60,093
Commercial developments	2,454	1,985
Equity accounted investments	20,808	19,547
Property, plant and equipment	6,239	5,484
Cash and cash equivalents	1,824	2,208
Assets held for sale	4,347	3,100
Total assets	99,240	102,591
Debt obligations	46,997	50,683
Liabilities associated with assets held for sale	85	898
Total equity	41,979	38,249

As of September 30, 2025, we had $99,240 million in total assets, compared with $102,591 million at December 31, 2024. This $3,351 million decrease was primarily due to the Deconsolidation of India REIT which resulted in a decrease in total assets of $3,578 million compared to prior year and net disposition activity. These decreases were partially offset by the business combinations completed during the year. Refer to Note 3, Business Combinations of our Q3 2025 Financial Statements for further information.

The following table presents the changes in investment properties from December 31, 2024 to September 30, 2025:

	Nine months ended Sep. 30, 2025
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$60,093	$1,985
Property acquisitions	2,213	130
Acquisitions through business combinations(1)	284	—
Capital expenditures	536	277
Property dispositions(2)	(2,135)	—
Fair value (losses) gains, net	(408)	44
Foreign currency translation	867	72
Transfer between commercial properties and commercial developments	(78)	78
Impact of deconsolidation due to loss of control(3)	(3,485)	(128)
Reclassifications to assets held for sale and other	(4,142)	(4)
Investment properties, end of period(4)	$53,745	$2,454
(1)Includes commercial properties acquired through business combinations during the year. See Note 3, Business Combinations, for more information.
(2)Property dispositions represent the carrying value on date of sale.
(3)In the first quarter of 2025, we sold a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method. See Note 4, Investment Properties of our Q3 2025 Financial Statements for further information on the Deconsolidation of India REIT.
(4)Includes right-of-use assets related to commercial properties and commercial developments of $721 million and $24 million, respectively, as of September 30, 2025 (December 31, 2024 - $705 million and $22 million).

Commercial properties are commercial, operating, rent-producing properties. Commercial properties decreased from $60,093 million at the end of 2024 to $53,745 million at September 30, 2025. The decrease was attributable to the Deconsolidation of India REIT, property dispositions, the reclassification of certain retail, office, multifamily, logistics assets and a manufactured housing portfolio in the U.S. to assets held for sale, as well as fair value losses, net. These decreases were partially offset by acquisition activity in our LP Investments, the impact of foreign currency translation and capital expenditures.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,454 million at September 30, 2025, an increase of $469 million from the balance at December 31, 2024. The increase was primarily due to capital expenditures, acquisition activity, and redevelopment of an office asset in India, as well as the impact of foreign currency translation.

The following table presents a roll-forward of changes in our equity accounted investments December 31, 2024 to September 30, 2025:

(US$ Millions)	Nine months ended Sep. 30, 2025
Equity accounted investments, beginning of period	$19,547
Additions	713
Disposals and return of capital distributions	(264)
Share of net earnings from equity accounted investments	513
Distributions received	(181)
Foreign currency translation	257
Deconsolidation of India REIT(1)	365
Reclassification to assets held for sale	(143)
Other comprehensive income and other	1
Equity accounted investments, end of period	$20,808
(1)Includes the net impact of recognizing our retained interest in India REIT under the equity method, partially offset by the deconsolidation of its joint venture assets. See Note 4, Investment Properties of our Q3 2025 Financial Statements for further information on the Deconsolidation of India REIT.

Equity accounted investments increased by $1,261 million since December 31, 2024, primarily due to additions, share of net earnings from equity accounted investments, the net impact of the Deconsolidation of India REIT, and the impact of foreign currency translation. These increases were partially offset by dispositions of assets in our Retail and LP Investments segments in the U.S. and Brazil and return of capital distributions.

The following table presents a roll-forward of changes in property, plant and equipment from December 31, 2024 to September 30, 2025:

(US$ Millions)	Nine months ended Sep. 30, 2025
Cost:
Balance at the beginning of period	$5,434
Acquisitions through business combinations(1)	862
Additions	129
Disposals	(163)
Foreign currency translation	272
Reclassification to assets held for sale and other(2)	(228)
6,306
Accumulated fair value changes:
Balance at the beginning of period	1,275
Disposals	(35)
Foreign currency translation	88
Reclassification to assets held for sale and other(2)	3
1,331
Accumulated depreciation:
Balance at the beginning of period	(1,225)
Depreciation	(188)
Disposals	34
Foreign currency translation	(70)
Reclassification to assets held for sale and other(2)	51
(1,398)
Total property, plant and equipment(3)	$6,239
(1)In the third quarter of 2025, the partnership acquired the European Hostels portfolio. See Note 3, Business Combinations, for more information.
(2)In the first quarter of 2025, we sold a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method.
(3)Includes right-of-use assets of $196 million (December 31, 2024 - $120 million).

Property, plant and equipment increased by $755 million since December 31, 2024, primarily due to the acquisition of European Hostels and the impact of foreign currency translation. These increases were partially offset by the reclassification of hospitality assets to held for sale and depreciation. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

The following table presents a roll-forward of changes in assets held for sale December 31, 2024 to September 30, 2025:

(US$ Millions)	Nine months ended Sep. 30, 2025
Balance, beginning of period	$3,100
Reclassification to assets held for sale, net	4,543
Disposals	(3,323)
Fair value gains, net	10
Foreign currency translation	17
Balance, end of period	$4,347

At September 30, 2025, assets held for sale included ten office assets, five retail assets, seven hotels and a manufactured housing portfolio in the U.S. We intend to sell our interests in these assets to third parties within the next 12 months. Refer to Note 11, Held For Sale of our Q3 2025 Financial Statements for further information.

The components of changes in debt obligations, including debt associated with assets held for sale and changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Nine months ended Sep. 30, 2025
Balance, beginning of period	$51,499
Debt obligation issuance, net of repayments	(2,463)
Non-cash changes in debt obligations:
Debt from asset acquisitions	103
Assumed by purchaser	(2,629)
Assumed from business combination(1)	502
Amortization of deferred financing costs and (premium) discount	38
Deconsolidation of India REIT(2)	(1,011)
Foreign currency translation	944
Other	14
Balance, end of period	$46,997
(1)In the third quarter of 2025, the partnership acquired a European hostels portfolio. See Note 3, Business Combinations, for more information.
(2)In the first quarter of 2025, we sold a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method.

Our debt obligations decreased to $46,997 million at September 30, 2025 from $51,499 million at December 31, 2024. The decrease was driven by the Deconsolidation of India REIT, disposition activity and paydowns of corporate debt. These decreases were partially offset by the debt assumed from business combination of European Hostels, the impact of foreign currency translation and the issuance of debt on our recent acquisitions in our LP Investments segment. Refer to Note 12, Debt Obligations of our Q3 2025 Financial Statements for further information.

Total equity was $41,979 million at September 30, 2025, an increase of $3,730 million from the balance at December 31, 2024. The increase reflects equity issuances, the impact of foreign currency translation, and paydowns on our corporate facilities and term debt mentioned above. The increases were partially offset by distributions and disposition activity during the period.
Interests of others in operating subsidiaries and properties was $18,163 million at September 30, 2025, an increase of $2,141 million from the balance of $16,022 million at December 31, 2024 due to issuances and the impact of foreign currency translation, partially offset by dispositions since the prior year.

The following table summarizes our key operating results:

	2025			2024				2023
(US$ Millions, except per unit information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$1,750	$1,802	$1,749	$1,902	$2,466	$2,423	$2,320	$2,483
Direct operating costs	785	765	769	814	1,172	1,136	1,144	1,124
Net (loss) income	(301)	(46)	(129)	26	(525)	(789)	(709)	(630)
Net loss attributable to Unitholders	(303)	(315)	(219)	(131)	(421)	(483)	(385)	(293)

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income are also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Office, Retail, LP Investments and Corporate.

The following table presents NOI by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Office(1)	$206	$232	$644	$719
Retail(1)	226	241	691	730
LP Investments(1)	429	749	1,274	2,084
NOI(1)	$861	$1,222	$2,609	$3,533
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards measures” section on page 21.

The following table presents FFO by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Office	$(10)	$(21)	$(28)	$(27)
Retail	54	87	222	258
LP Investments	22	(25)	43	(53)
Corporate	(207)	(213)	(635)	(605)
FFO(1)	$(141)	$(172)	$(398)	$(427)
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards measures” section on page 21.

The following table presents equity attributable to Unitholders by segment as of September 30, 2025 and December 31, 2024:

(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Office(1)	$10,979	$10,623
Retail(1)	16,722	16,416
LP Investments(1)	5,402	4,915
Corporate(1)	(9,986)	(10,426)
Equity attributable to Unitholders(1)	$23,117	$21,528
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards measures” section on page 21.

Office

Overview
    Our diversified Office portfolio consists of 68 million leasable square feet across 111 office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. Represented within this portfolio are irreplaceable premier properties in global gateway cities that we expect to hold a stake in over the long-term, including 16 Super Core office and ancillary mixed-use complexes in cities such as New York and London. Also, within this portfolio are premier, centrally located Core Plus office assets and Value Add office assets we are repositioning to enhance value that we expect to monetize over the shorter term.

Summary of Operating Results
The following table presents NOI, FFO and net loss in our Office segment for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
NOI	$206	$232	$644	$719
FFO	(10)	(21)	(28)	(27)
Net loss	(90)	(149)	(230)	(676)

NOI from our consolidated properties was $206 million and $644 million during the three and nine months ended September 30, 2025, respectively, compared to $232 million and $719 million, respectively, in the prior year. The decrease was primarily due to net disposition activity since the prior year, partially offset by lease termination income in the current year and strong leasing performance in the U.K.
NOI from our unconsolidated properties on a proportionate basis was $141 million for the three months ended September 30, 2025, compared to $136 million in the prior year. The increase was primarily due to acquisition activity since the prior year. NOI from our unconsolidated properties on a proportionate basis was $408 million, during the nine months ended September 30, 2025, compared to $423 million in the prior year. The decrease was primarily due to net disposition activity and higher lease termination income in the U.K. recognized in the prior year, as well as development costs, partially offset by lease commencements since the prior year.

FFO from our Office segment was $(10) million for the three months ended September 30, 2025, compared to $(21) million in the same period in 2024. The improvement was mainly attributable to lower interest expense due to disposition activity since the prior year and an increase in the share of equity accounted income due to fair value gains attributable to updated cash flow assumptions.

FFO from our Office segment was $(28) million for the nine months ended September 30, 2025, compared to $(27) million in the same period in 2024. The variance was mainly attributable to a decrease in the share of equity accounted income compared to the prior year, partially offset by lower interest expense due to a lower interest rate environment and repayment of debt since the prior year.

Net loss was $90 million and $230 million for the three and nine months ended September 30, 2025, respectively, compared to a net loss of $149 million and $676 million in the same periods in 2024, respectively. The improvement was driven by movements discussed above, along with lower fair value losses reflecting updated cash flow assumptions.

Key Operating Metrics
    The following table presents key operating metrics for our Office portfolio as at and for the three months ended September 30, 2025 and 2024:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Total portfolio(1):
Number of properties	44	55	67	70
Leasable square feet (in thousands)(2)	37,041	41,272	30,469	30,665
Occupancy	84.7%	84.5%	89.7%	88.1%
(1)Included in our total portfolio are 63 Super Core properties located in 16 office and ancillary mixed-use complexes in key global markets which total approximately 35 million leasable square feet and are 94.7% occupied compared with 94.0% in the prior year.
(2)Includes leasable office, retail and multifamily square footage at our properties.

The following table presents the changes in investment properties in the Office segment from December 31, 2024 to September 30, 2025:

	Sep. 30, 2025
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$18,360	$1,230
Capital expenditures	245	165
Property dispositions	(362)	—
Fair value losses, net	(281)	(38)
Foreign currency translation	346	81
Reclassifications to assets held for sale and other	(111)	(6)
Investment properties, end of period	$18,197	$1,432

Commercial properties totaled $18,197 million at September 30, 2025, compared to $18,360 million at December 31, 2024. This decrease was primarily driven by disposition of office assets in the U.S. and the U.K., valuation losses on select properties and the reclassification of five office assets in the U.S. to held for sale. These decreases were offset by foreign currency impact and capital spend.

Commercial developments increased by $202 million from December 31, 2024 to September 30, 2025. The increase was primarily the result of development spend in the U.S. and Australia, and the impact of foreign currency translation, partially offset by valuation adjustments to reflect updated market assumptions on select development assets.

The following table presents changes in equity accounted investments in the Office segment from December 31, 2024 to September 30, 2025:

(US$ Millions)	Sep. 30, 2025
Equity accounted investments, beginning of period	$7,805
Additions	250
Share of net earnings, including fair value changes	118
Distributions received	(118)
Foreign currency translation	259
Other comprehensive income and other	(11)
Equity accounted investments, end of period	$8,303

Equity accounted investments increased by $498 million since December 31, 2024 to $8,303 million at September 30, 2025. The increase was driven by the impact of foreign currency translation, additions and share of earnings from valuation gains due to updated cashflows partially offset by distributions received.

Debt obligations increased by $212 million since December 31, 2024 to $12,460 million at September 30, 2025. The increase was primarily driven by reclassification of an asset within our portfolio and its associated debt, as well the impact of foreign currency translation, partially offset by debt repayments.

Retail

Overview
Our Retail portfolio consists of 99 million leasable square feet across 96 best-in-class malls and urban retail properties across the United States. Similar to our Office portfolio, within our Retail portfolio are 18 Super Core irreplaceable retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return over the long-term. Also represented within this portfolio are Core Plus premier, centrally located retail assets and Value Add retail assets in secondary markets that we expect to monetize over the shorter term.

Summary of Operating Results
The following table presents NOI, FFO and net income in our Retail segment for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
NOI	$226	$241	$691	$730
FFO	54	87	222	258
Net income	87	99	361	336

NOI decreased to $226 million and $691 million during the three and nine months ended September 30, 2025, respectively, compared to $241 million and $730 million in the same periods in 2024, respectively, primarily due to disposition activity since the prior year.

NOI from our unconsolidated properties was $181 million and $546 million during the three and nine months ended September 30, 2025, respectively, compared to $182 million and $546 million in the prior year period, primarily due to disposition activity since the prior year, partially offset by higher in-place rents and strong sales performance at certain Super Core retail centers.

For the three and nine months ended September 30, 2025, FFO in our Retail segment was $54 million and $222 million compared to $87 million and $258 million during the same period in the prior year, respectively. This decrease is primarily due to disposition activity since the prior year and partially offset by lower interest expense driven by the repayment of corporate debt from disposition proceeds in the current period compared to same period in the prior year.

Net income was $87 million for the three months ended September 30, 2025, as compared to net income of $99 million during the same period in the prior year. The decrease was driven by the movements discussed above, partially offset by fair value gains due to updated cashflow assumptions.

Net income was $361 million for the nine months ended September 30, 2025, as compared to net income of $336 million during the same period in the prior year. The increase was driven by higher fair value gains at certain Super Core retail centers and Core Plus centers, primarily attributable to updated cashflow assumptions, as well as improved leasing performance partially offset by fair value losses in the current period due to updated market assumptions at select assets.
Key Operating Metrics
The following table presents key operating metrics in our Retail portfolio as at and for the three months ended September 30, 2025 and 2024:

	Consolidated		Unconsolidated
	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Total portfolio(1):
Number of malls and urban retail properties	49	52	47	51
Leasable square feet (in thousands)(2)	45,039	47,411	54,345	58,478
Leased %	92.7%	94.0%	95.9%	96.3%
(1)Included in our total portfolio are 18 Super Core retail centers which total approximately 24 million leasable square feet and are 97.5% occupied compared with 97.2% in the prior year.
(2)Total Portfolio Leasable square feet represents total leasable area.

The following table presents the changes in investment properties in the Retail segment from December 31, 2024 to September 30, 2025:

	Sep. 30, 2025
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$18,939	$78
Capital expenditures	88	4
Property dispositions	(10)	—
Fair value gains, net	18	6
Transfer between commercial properties and commercial developments	43	(43)
Reclassifications to assets held for sale	(37)	—
Investment properties, end of period	$19,041	$45

Commercial properties increased by $102 million to $19,041 million at September 30, 2025, primarily due to capital spend and fair value gains from updated cashflow assumptions, partially offset by the reclassification one mall to assets held for sale and the sale of two outparcels.

The following table presents a roll-forward of equity accounted investments in the Retail segment from December 31, 2024 to September 30, 2025:

(US$ Millions)	Sep. 30, 2025
Equity accounted investments, beginning of year	$9,823
Additions	34
Disposals and return of capital	(107)
Share of net earnings from equity accounted investments	283
Distributions	(9)
Equity accounted investments, end of period	$10,024

Equity accounted investments increased by $201 million to $10,024 million at September 30, 2025, primarily due to share of net earnings from equity accounted investments from valuation gains, partially offset by return of capital and distributions.

Debt obligations decreased by $1,088 million to $10,320 million at September 30, 2025, primarily due to repayment of corporate and asset-level debt as a result of dispositions.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

◦A 31% interest in BSREP I, which is in its 14th year since initial closing and has realized its remaining investments.

◦A 26% interest in BSREP II, which is in its 11th year since initial closing, which is fully invested and is executing realizations.

◦A 9% interest in BSREP III, which is in its 8th year since initial closing.

◦A 10% interest in BSREP IV, which is in its 5th year since initial closing.

◦An interest in opportunistic investments held by a new opportunistic fund that are financed by the fund’s subscription secured credit facility, pending its final close.

•A blended 30% interest in two value-add multifamily funds projecting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 33% interest in a series of real estate debt funds which seek to invest in commercial real estate debt secured by properties in strategic locations.

While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I and BSREP II held through the LP Investments as the Corporation’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interests in BSREP III and BSREP IV as our 9% and 10% non-voting interests, respectively, do not provide us with control over the investments and therefore our interests in the funds are accounted for as financial assets. In the case of BSREP IV, the financial asset is held through a joint venture accounted for as an equity method investment.

Summary of Operating Results
    Our LP investments, unlike our Office and Retail portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to fund reinvestment.

The following table presents NOI, FFO, and net (loss) in our LP Investments segment for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
NOI	$429	$749	$1,274	$2,084
FFO	22	(25)	43	(53)
Net (loss)	(144)	(296)	(130)	(1,279)

NOI in our LP Investments segment decreased by $320 million and $810 million for the three and nine months ended September 30, 2025, respectively, compared to the prior year. Prior to the impact of the Deconsolidation of BSREP IV and Deconsolidation of India REIT, which contributed to NOI decreases of $343 million and $926 million, respectively, compared to the prior year, NOI increased by $23 million and $116 million, for the three and nine months ended September 30, 2025, respectively. These increases were primarily driven by higher revenues from net acquisition activity and strong operating performance at our hospitality assets in the U.K. and Ireland, as well as our multifamily and student housing portfolios in the U.S.

FFO increased by $47 million for the three months ended September 30, 2025, primarily due to lower interest and operating expenses following the Deconsolidation of BSREP IV and Deconsolidation of India REIT. Prior to the Deconsolidation of BSREP IV and Deconsolidation of India REIT, FFO increased by $17 million during the three months ended September 30, 2025, reflecting net acquisition activity and higher share of earnings from equity accounted investments driven by transaction income in the current year. These increases were partially offset by an increase in general and administrative expenses following net acquisition activity in the period.

FFO increased by $96 million for the nine months ended September 30, 2025, primarily due to lower interest and operating expenses following the Deconsolidation of BSREP IV and Deconsolidation of India REIT. Prior to the Deconsolidation of BSREP IV and Deconsolidation of India REIT, FFO increased $4 million during the nine months ended September 30, 2025, the increase was attributable to the movements discuss above, partially offset by an increase in interest expense associated with net acquisition activity.

Net loss for the three months ended September 30, 2025 was $144 million, compared to a loss of $296 million in the prior year. Prior to the impact of Deconsolidation of BSREP IV and Deconsolidation of India REIT discussed above, the improvement in net income was primarily driven by lower fair value losses the current period, compared to the prior year. The current period losses were attributable to updated market assumptions and valuation metrics at select retail and office assets, partially offset by fair value gains from updated cashflow assumptions from positive leasing performance in our office portfolios in India and multifamily and mixed-used assets in the U.S.

Net loss for the nine months ended September 30, 2025 was $130 million, compared to a loss of $1,279 million in the prior year. Prior to the impact of the Deconsolidation of BSREP IV and Deconsolidation of India REIT, the improvement in net income was primarily driven by lower fair value losses in the current period, compared to the prior year. The current period losses were attributable to the movements discussed above, as well as partially offset by fair value gains attributable to updated cash flow assumptions and discount rate compression in our manufactured housing and logistics portfolios in the U.S.

Corporate
Certain amounts are allocated to our Corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net loss in our Corporate segment for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
FFO	$(207)	$(213)	$(635)	$(605)
Net loss	(154)	(180)	(477)	(404)

FFO was a loss of $207 million (2024 - loss of $213 million) and $635 million (2024 - loss of $605 million) for the three and nine months ended September 30, 2025, respectively. The components of FFO in our Corporate segment primarily includes, investment and other revenue, interest expense and general and administrative expense.

Investment and other revenue consists of property management and development fee income earned of $38 million (2024 - $64 million) and $111 million (2024 - $179 million) for the three and nine months ended September 30, 2025, respectively.

Interest expense for the three months ended September 30, 2025 totaled $93 million (2024 - $105 million), which reflects $13 million (2024 - $26 million) of interest expense on capital securities and $80 million (2024 - $79 million) of interest expense on our credit facilities and corporate bonds. For the nine months ended September 30, 2025, interest expense totaled $288 million (2024 - $322 million), which reflects $39 million (2024 - $77 million) of interest expense on capital securities and $249 million (2024 - $245 million) of interest expense on our credit facilities and corporate bonds.

General and administrative expense for the three months ended September 30, 2025 was $115 million (2024 - $136 million) and consists of management fees of $49 million (2024 - $45 million) and $66 million (2024 - $91 million) of other corporate costs. For the nine months ended September 30, 2025, general and administrative expense was $354 million (2024 - $395 million) and consists of management fees of $144 million (2024 - $134 million) and $210 million (2024 - $261 million) of other corporate costs. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”) and (b) any fees payable by us in connection with our commitment to private real estate funds of any Service Providers but for the election by us for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable).

For the three and nine months ended September 30, 2025, we also recorded income tax benefit of $18 million and $26 million, respectively (2024 - income tax benefit of $1 million and $158 million), primarily due to changes in pre-tax income.

As of September 30, 2025, the carrying value of Canholdco’s Class B Common Shares was $1,240 million (December 31, 2024 - $1,277 million).

LIQUIDITY AND CAPITAL RESOURCES
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private providers of capital. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations. As of September 30, 2025, the aggregate amount of available borrowing capacity under our credit facilities was $4,966 million.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. These balances may fluctuate as a result of timing differences relating to financing and investing activities. For the nine months ended September 30, 2025, our operating cash flow was $(380) million, cash flow from investing activities was $(1,645) million and cash flow from financing activities was $1,561 million. The consolidated cash balance at September 30, 2025 was $1,824 million.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)
Sep. 30, 2025	Office(2)	Retail	LP Investments	Total
2025	$2,186	$1,243	$701	$4,130
2026	5,845	1,441	4,923	12,209
2027	1,756	1,344	3,629	6,729
2028	1,206	719	1,072	2,997
2029	854	2,632	2,201	5,687
2030 and thereafter	352	397	1,693	2,442
Deferred financing costs	(32)	(58)	(81)	(171)
Secured debt obligations(1)	$12,167	$7,718	$14,138	$34,023
(1)The figures above do not consider available extension options. For the debt obligations maturing in the remainder of 2025 and 2026, total debt obligations with extension options total $6,023 million.
(2)Of the $2,186 million in 2025 office maturities, approximately $1,478 million have been addressed through extensions, repayments and other measures subsequent to September 30, 2025 and, of the remaining maturities, $598 million have extension options in place.

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2025 to 2026, however, excluding debt obligations on assets in receivership, we have deferred contractual payments on approximately 3% of consolidated non-recourse debt obligations and are currently engaging in modification or restructuring discussions with respective creditors. We are generally seeking relief given the circumstances resulting from the current economic environment, and may or may not be successful with these negotiations. If we are unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

For further discussion on our liquidity and capital resources, refer to our Annual Report for the year ended December 31, 2024 on Form 20-F.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

There have been no material changes to risk factors facing our business, including tenant credit risk, lease rollover risk and other risks, since December 31, 2024. For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2024 Annual Report on Form 20-F.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee, South Korean Won, Swedish Krona, Japanese Yen, New Zealand Dollar, Singaporean Dollar and Danish Krone denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

Effective June 30, 2024, Canadian Overnight Repo Rate Average (“CORRA”) replaced Canadian Dollar Offered Rate (“CDOR”). The partnership assessed the impact and effect required changes as a result of amendments to the contractual terms of CDOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have significant impact on the partnership’s financial reporting.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2024. Please refer to Note 30, Financial Instruments in our December 31, 2024 Annual Report on Form 20-F for a detailed description of our financial risk exposure and risk management activities, and refer to Note 28, Financial Instruments of our Q3 2025 Financial Statements for further information on derivative financial instruments as at September 30, 2025.

RELATED PARTIES
    In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited and its ultimate parent is Brookfield Corporation. Other related parties of the partnership include Brookfield Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

In August 2023, we issued mandatory convertible non-voting preferred shares for proceeds of $1.6 billion that were ultimately held by a wholly-owned subsidiary of BWS (the “BWS Preferred Shares”). The BWS Preferred Shares provided that, upon conversion, a BWS subsidiary would obtain a common equity interest in the entities through which the partnership holds its LP interest in BSREP IV investments (the “BSREP IV holding entities”). On issuance of the BWS Preferred Shares, there was no change in the partnership’s contractual rights and exposure to variable returns over the BSREP IV holding entities and we continued to consolidate the BSREP IV investments. In the third quarter of 2024, we reclassified our interest in the BSREP IV investments to assets held for sale. On October 4, 2024, BWS completed its acquisition of our interests in BSREP IV which resulted in the deconsolidation of the BSREP IV investments as control was lost. Following the conversion, we hold an approximate 10% indirect LP interest in the BSREP IV investments that is accounted for as a financial asset held through an equity-accounted joint venture with BWS.

During the nine months ended September 30, 2025, we sold partial interests in several premier assets to BWS, generating total proceeds of approximately $750 million. During the year ended December 31, 2024, we sold partial interests in several assets to BWS, generating net proceeds of approximately $1.8 billion. The sales were carried out at arm’s length on market terms and are expected to support the continued repositioning of BWS’s investment portfolio.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgements about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgements and estimates, see our accounting policies contained in Note 2 to the December 31, 2024 consolidated financial statements and Note 2, Summary of Material Accounting Policy Information of the Q3 2025 Financial Statements.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity. Although we are operating below our historical office occupancy level in the United States, this provides the opportunity to expand cash flows through higher occupancy. Within our office and retail portfolios, leasing activity continues to strengthen, driven by tenant demand for high-quality, well-located space and resilient consumer spending trends. Our belief is we own the highest quality, best-located buildings that continue to be in high demand, which will continue to create opportunities for our partnership to increase its occupancy levels, lease rates and cash flows. These beliefs are based on assumptions about our business and markets that management believes are reasonable in the circumstances. We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions could place downward pressure on our operating margins and asset values as a result of lower demand for space, affecting the ability of our properties to generate significant revenue. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements and Use of-Non IFRS Accounting Standards Measures."

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle capital as assets mature and redeploy proceeds into higher-yielding opportunities, which supports the growth of our portfolio and enhances returns over time. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

Given the limited new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

    A number of our assets are interest rate sensitive: higher long-term interest rates will, absent all else, increase the partnership’s interest rate expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties that we acquire to the extent that we utilize leverage for those acquisitions and may result in a reduction in the acquisition price to the extent we reduce the amount we offer to pay for properties to a price that sellers may not accept. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the nine months ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS ACCOUNTING STANDARDS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, FFO, net income attributable to Unitholders, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS Accounting Standards and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization (“Hospitality NOI”).
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

    NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 21.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS Accounting Standards, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS Accounting Standards and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 21 as we believe net income is the most comparable measure.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally.

Reconciliation of Non-IFRS Accounting Standards Measures
    As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20, our partnership uses non-IFRS Accounting Standards measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included below.

The following table reconciles net loss to NOI for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Net (loss)	$(301)	$(525)	$(476)	$(2,023)
Add (deduct):
Income tax benefit	7	31	26	160
Investment and other revenue	(168)	(188)	(565)	(570)
Interest expense(1)	876	1,305	2,674	3,799
Depreciation and amortization expense(2)	64	116	192	346
Investment and other expense	14	11	150	31
General and administrative expense	314	352	908	1,033
Fair value losses, net	150	125	213	1,005
Share of earnings from equity accounted investments	(95)	(5)	(513)	(248)
Total NOI(2)	$861	$1,222	$2,609	$3,533
(1)Includes interest expense on corporate unsecured facilities and funds subscription credit facilities of $152 million and $465 million for the three and nine months ended September 30, 2025 (2024 - $164 million and $549 million). See Note 12, Debt Obligations of our Q3 2025 Financial Statements for further information.
(2)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Commercial property revenue	$1,133	$1,587	$3,540	$4,671
Direct commercial property expense	(477)	(643)	(1,439)	(1,854)
Add: Depreciation and amortization expense in direct commercial property expense(1)	7	15	19	42
Commercial property NOI(1)	663	959	2,120	2,859
Hospitality revenue	449	691	1,196	1,968
Direct hospitality expense	(308)	(529)	(880)	(1,598)
Add: Depreciation and amortization expense in direct hospitality expense(1)	57	101	173	304
Hospitality NOI(1)	198	263	489	674
Total NOI(1)	$861	$1,222	$2,609	$3,533
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net loss to FFO for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Net (loss)	$(301)	$(525)	$(476)	$(2,023)
Add (deduct):
Fair value losses, net	150	125	213	1,005
Share of equity accounted fair value losses (gains), net	39	86	(130)	81
Depreciation and amortization of real estate assets(1)	50	85	147	256
Income tax expense	7	31	26	160
Non-controlling interests in above items	(86)	26	(178)	94
FFO	$(141)	$(172)	$(398)	$(427)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

Reconciliation of Non-IFRS Accounting Standards Measures – Office
The following table reconciles net loss to Office NOI for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Net loss	$(90)	$(149)	$(230)	$(676)
Add (deduct):
Income tax (benefit) expense	(27)	(47)	(23)	37
Investment and other revenue	(49)	(40)	(142)	(124)
Interest expense	193	215	572	677
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	2	2	6	7
Investment and other expense	15	11	38	30
General and administrative expense	65	67	209	196
Fair value losses, net	111	132	332	477
Share of net (earnings) losses from equity accounted investments	(14)	41	(118)	95
Total NOI - Office(1)	$206	$232	$644	$719
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Office segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Commercial property revenue	$401	$432	$1,214	$1,317
Hospitality revenue(1)	5	7	19	21
Direct commercial property expense	(197)	(204)	(579)	(610)
Direct hospitality expense(1)	(5)	(5)	(16)	(16)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	2	2	6	7
Total NOI - Office(2)(3)	$206	$232	$644	$719
(1)Hospitality revenue and direct hospitality expense within our Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to our office assets in Houston.
(2)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(3)Included in our total Office portfolio are 63 Super Core properties located in 16 office and ancillary mixed-use complexes in key global markets, which generated consolidated NOI of $102 million for the three months ended September 30, 2025 (2024 - $112 million).

The following table reconciles Office net loss to FFO for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Net loss	$(90)	$(149)	$(230)	$(676)
Add (deduct):
Fair value losses, net	111	132	332	477
Share of equity accounted fair value losses (gains), net	32	77	(5)	226
Depreciation and amortization of real estate assets(1)	1	—	2	1
Income tax (benefit) expense	(27)	(47)	(23)	37
Non-controlling interests in above items	(37)	(34)	(104)	(92)
FFO	$(10)	$(21)	$(28)	$(27)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The following table reconciles Office share of net earnings (losses) from equity accounted investments for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Unconsolidated properties NOI(1)	$141	$136	$408	$423
Unconsolidated properties fair value (losses) gains, net	(32)	(77)	5	(226)
Other(2)	(94)	(100)	(295)	(292)
Share of net (losses) earnings from equity accounted investments	$15	$(41)	$118	$(95)
(1)Included in our total Office portfolio are 63 Super Core properties located in 16 office and ancillary mixed-use complexes in key global markets, which generated unconsolidated NOI of $112 million for the three months ended September 30, 2025 (2024 - $110 million).
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Accounting Standards Measures – Retail
The following table reconciles net income to Retail NOI for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Net income	$87	$99	$361	$336
Add (deduct):
Income tax expense	6	11	26	21
Investment and other revenue	(30)	(35)	(98)	(98)
Interest expense(1)	196	190	563	573
Depreciation and amortization expense(2)	3	3	10	10
General and administrative expense	51	49	154	156
Fair value (gains) losses, net	(28)	(6)	(42)	107
Share of net (earnings) from equity accounted investments	(59)	(70)	(283)	(375)
Total NOI - Retail(3)	$226	$241	$691	$730
(1)Includes interest expense on Brookfield Property Retail Holdings LLC’s (“BPYU”) unsecured facilities of $45 million and $135 million for the three and nine months ended September 30, 2025 (2024 - $54 million and $184 million). See Note 12, Debt Obligations of our Q3 2025 Financial Statements for further information.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(3)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20, Commercial property NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The key components of NOI in our Retail segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Commercial property revenue	$337	$340	$999	$1,048
Direct commercial property expense	(114)	(102)	(318)	(328)
Add: Depreciation and amortization included in direct commercial property expense(1)	3	3	10	10
Total NOI - Retail(1)(2)	$226	$241	$691	$730
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20, Commercial property NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Included in our total Retail portfolio are 18 Super Core retail centers which generated consolidated NOI of $84 million for the three months ended September 30, 2025 (2024 - $88 million).

The following table reconciles Retail net income to FFO for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Net income	$87	$99	$361	$336
Add (deduct):
Share of equity accounted fair value (gains), net	(1)	(7)	(87)	(185)
Fair value (gains) losses, net	(28)	(6)	(42)	107
Income tax expense	6	11	26	21
Non-controlling interests in above items	(10)	(10)	(36)	(21)
FFO	$54	$87	$222	$258

The following table reconciles Retail share of net earnings from equity accounted investments for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Unconsolidated properties NOI(1)	$181	$182	$546	$546
Unconsolidated properties fair value gains, net	1	7	87	185
Other(2)	(123)	(119)	(350)	(356)
Share of net earnings from equity accounted investments	$59	$70	$283	$375
(1)Included in our total portfolio are 18 Super Core retail centers which generated unconsolidated NOI of $76 million for the three months ended September 30, 2025 (2024 -$78 million).
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Accounting Standards Measures - LP Investments
The following table reconciles net (loss) to LP Investments NOI for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Net (loss)	$(144)	$(296)	$(130)	$(1,279)
Add (deduct):
Income tax expense	10	68	49	260
Investment and other revenue	(54)	(49)	(218)	(169)
Interest expense(1)	394	795	1,251	2,227
Depreciation and amortization expense(2)	59	109	176	324
Investment and other expense	(1)	—	112	1
General and administrative expense	83	100	191	286
Fair value losses (gains), net	104	(2)	(45)	402
Share of net (earnings) losses from equity accounted investments	(22)	24	(112)	32
Total NOI(3)	$429	$749	$1,274	$2,084
(1)Includes interest expense on funds subscription credit facilities of $59 million and $185 million for the three and nine months ended September 30, 2025 (2024 - $60 million and $174 million). See Note 12, Debt Obligations of our Q3 2025 Financial Statements for further information.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(3)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Commercial property revenue	$395	$815	$1,327	$2,306
Hospitality revenue	444	684	1,177	1,947
Direct commercial property expense	(166)	(336)	(542)	(913)
Direct hospitality expense	(303)	(523)	(864)	(1,580)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	59	109	176	324
Total NOI(1)	$429	$749	$1,274	$2,084
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 20, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles LP Investments net (loss) to FFO for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Net (loss)	$(144)	$(296)	$(130)	$(1,279)
Add (deduct):
Fair value losses (gains), net	104	(2)	(45)	402
Share of equity accounted fair value losses (gains), net	8	16	(38)	40
Depreciation and amortization of real estate assets(1)	49	85	145	255
Income tax expense	10	68	49	260
Non-controlling interests in above items	(5)	104	62	269
FFO	$22	$(25)	$43	$(53)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

Reconciliation of Non-IFRS Accounting Standards Measures – Corporate
The following table reconciles Corporate net loss to FFO for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Net loss	$(154)	$(180)	$(477)	$(404)
Add (deduct):
Fair value (gains) losses, net	(37)	1	(32)	19
Income tax expense (benefit)	18	(1)	(26)	(158)
Non-controlling interests in above items	(34)	(33)	(100)	(62)
FFO	$(207)	$(213)	$(635)	$(605)

SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split Corp.”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in Brookfield Office Properties Inc. (“BPO”) common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All preferred shares issued by BOP Split are redeemable by the holders at any time for cash. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 ─ Continuous Disclosure Obligations providing for an exemption for certain credit support issuers.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

The partnership formed a subsidiary, Brookfield Property Preferred L.P. (“New LP”), to issue preferred securities (“New LP Preferred Units”). The partnership and certain of its related entities have agreed to guarantee the securities issued by this entity.

The following tables provide consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc., New LP and the holding entities:

(US$ Millions) For the three months ended Sep. 30, 2025	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$32	$12	$23	$15	$561	$33	$1,074	$1,750
Net (loss) income attributable to Unitholders(1)	(108)	(20)	(164)	34	4	(303)	27	227	(303)
For the three months ended Sep. 30, 2024
Revenue	$—	$7	$11	$23	$55	$219	$49	$2,102	$2,466
Net (loss) income attributable to Unitholders(1)	(324)	73	(221)	(14)	45	(422)	41	401	(421)

(US$ Millions) For the nine months ended Sep. 30, 2025	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$53	$42	$68	$82	$3,411	$72	$1,573	$5,301
Net (loss) income attributable to Unitholders(1)	(300)	(61)	(375)	(44)	50	(837)	53	677	(837)
For the nine months ended Sep. 30, 2024
Revenue	$—	$32	$37	$71	$165	$488	$171	$6,245	$7,209
Net (loss) income attributable to Unitholders(1)	(462)	(374)	(799)	46	137	(1,289)	150	1,302	(1,289)
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the Operating Partnership, Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Sep. 30, 2025	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$176	$221	$1,493	$916	$2,960	$42	$(2,172)	$3,636
Non-current assets	9,025	6,183	11,653	42	—	33,027	3,113	28,214	91,257
Assets held for sale	—	—	—	—	—	—	—	4,347	4,347
Current liabilities	—	1,372	1,690	679	—	7,657	831	5,429	17,658
Non-current liabilities	—	(3)	1,563	639	653	3,765	482	32,419	39,518
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	85	85
Preferred equity	699	3,728	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,419	—	—	—	—	15,744	18,163
Equity attributable to Unitholders(1)	$8,326	$1,262	$6,202	$217	$263	$23,843	$1,842	$(18,838)	$23,117
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the Operating Partnership, Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2024	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$272	$270	$1,907	$2,949	$3,090	$721	$(4,200)	$5,009
Non-current assets	8,444	5,638	12,175	25	—	32,367	2,961	32,872	94,482
Assets held for sale	—	—	—	—	—	—	—	3,100	3,100
Current liabilities	—	1,355	1,973	673	—	8,598	755	7,418	20,772
Non-current liabilities	—	(22)	1,516	978	653	3,910	485	35,152	42,672
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	898	898
Preferred equity	699	3,728	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,408	—	—	—	—	13,614	16,022
Equity attributable to Unitholders(1)	$7,745	$849	$6,548	$281	$2,296	$22,227	$2,442	$(20,860)	$21,528
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the Operating Partnership, Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NEW LP PREFERRED UNITS GUARANTEE
On July 26, 2021, Brookfield Asset Management acquired all of the publicly traded LP Units outstanding that it did not previously own (the “Privatization”). New LP was created in connection with the Privatization in order to issue New LP Preferred Units. The payment obligations of New LP to the holders of the New LP Preferred Units, including accrued and unpaid distributions, are fully and unconditionally guaranteed by the partnership, the Operating Partnership and several Holding Entities (CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited). The guarantee of each guarantor ranks senior to all subordinate guarantor obligations.

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provides combined summarized financial information of New LP and New LP guarantor entities.

Total revenue of the partnership for the nine months ended September 30, 2025 was $5,301 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) For the nine months ended Sep. 30, 2025	Combined Guarantor entities
Revenue	$1
Revenue - from related parties	1
Revenue - from non-guarantor subsidiaries	144
Dividend income - from non-guarantor subsidiaries	869
Operating profit	465
Net income	493

(US$ Millions) For the year ended Dec. 31, 2024	Combined Guarantor entities
Revenue	$2
Revenue - from related parties	12
Revenue - from non-guarantor subsidiaries	336
Dividend income - from non-guarantor subsidiaries	811
Operating profit	398
Net income	431

Total assets of the partnership and its controlled subsidiaries for the period ended September 30, 2025 was $99,240 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) As at Sep. 30, 2025	Combined Guarantor entities
Current assets	$47
Current assets - due from related parties	20
Current assets - due from non-guarantor subsidiaries	3,276
Long-term assets	28
Current liabilities	76
Current liabilities - due to related parties	2,299
Current liabilities - due to non-guarantor subsidiaries	5,536
Long-term liabilities	1,959
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	1,937
Non-controlling interests	4,151

(US$ Millions) As at Dec. 31, 2024	Combined Guarantor entities
Current assets	$101
Current assets - due from related parties	548
Current assets - due from non-guarantor subsidiaries	5,583
Long-term assets	47
Current liabilities	189
Current liabilities - due to related parties	2,534
Current liabilities - due to non-guarantor subsidiaries	6,102
Long-term liabilities	2,115
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	1,740
Non-controlling interests	4,076

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS ACCOUNTING STANDARD MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; risks relating to trends in the office real estate industry; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; risks related to climate change; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Corporate Information

CORPORATE PROFILE
    Brookfield Property Partners is Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is a subsidiary of Brookfield Corporation (NYSE: BN; TSX: BN). More information is available at www.brookfield.com.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Keren Dubon, Investor Relations at 855-212-8243 or via email at bpy.enquiries@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, Equiniti Trust Company, LLC, as listed below.

Equiniti Trust Company LLC
By mail:         6201 15th Avenue
Brooklyn, NY 11219
Tel:         (718) 921-8124; (800) 937-5449
Website:        https://equiniti.com/us/ast-access

COMMUNICATIONS
Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, and unit and distribution information as well as summary information on our outstanding preferred units.

We maintain an investor relations program and strive to respond to inquiries in a timely manner.